

December 16, 2011

Via E-mail
D. Bruce McLeod
President and Chief Executive Officer
Mercator Minerals Ltd.
1050-625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6

Re: Mercator Minerals Ltd.
Amendment No. 1 to Registration Statement on Form 40-FR12G
Filed December 7, 2011
File No. 000-54543

Dear Mr. McLeod:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 in our letter dated December 5, 2011. We also note that Exhibits 99.110 through 99.116 are incorporated by reference to a Form 6-K submitted on December 6, 2011. General Instructions B.(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please refer to General Instruction B to Form 6-K. Accordingly, please amend your Form 40-F to attach and file Exhibits 99.110 through 99.116.

2.   We note that you intend to comply with comments 5, 6 and 7 in our letter dated December 5, 2011 in your Annual Information Form for the fiscal year ending December 31, 2011, which will be included in the your Annual Report on Form 40-F for the fiscal

year ending December 31, 2011. In your next letter please provide us with draft disclosure of the appropriate sections, paragraphs or pages, in response to these comments.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler at (202) 551-3718 if you have questions regarding the mining technicalities. You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director